August 17, 2009
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Mellissa Duru, Esq.

Re:	MKS Instruments, Inc. Schedule TO-I Filed August 3, 2009 File No. 5-58011
Dear Ms. Duru:
     We are writing on behalf of our client, MKS Instruments, Inc. (the “Company”), in response to the comments of the staff (the “Staff”) of the Securities Exchange Commission (the “SEC”) set forth in the letter to me, dated August 11, 2009, from Mellissa Duru, Special Counsel, Office of Mergers and Acquisitions (the “Letter”). Submitted herewith for filing is Amendment No. 2 to the Schedule TO-I, as amended by Amendment No. 1 filed with the SEC on August 12, 2009, referenced above (collectively, the “Schedule TO”) and the revised Exhibit (a)(1)(A) thereto (the “Offer to Exchange”).
     We have set forth below in italics each of the Staff’s comments set forth in the Letter and have keyed the Company’s responses to the heading and numbering of those comments. The responses are based on information provided to us by representatives of the Company.
Schedule TO-I
Exhibit 99(a)(1)(A): Offering Memorandum
1.	Your current offer provides a range of hypothetical exchange ratios, each of which will be determined based on the closing price of the company’s common stock on the expiration time of the offer. Accordingly, as currently structured, optionholders who tender in your offer will not know whether they are eligible to receive any restricted stock units or the reduced number of restricted stock units until the close of business on the expiration time. Such information would appear to constitute material terms of the offer. Please supplementally provide us with your analysis of the offer’s compliance with Item 4 of Schedule TO and corresponding Item l004(a) of Regulation M-A.

Securities and Exchange Commission
August 17, 2009

The following response is intended to address the Staff’s comments numbered 1 and 2 in the Letter because the requested factual and legal analysis is relevant both to the question of the adequacy of the type and amount of information disclosed in the Schedule TO, and also to the question of whether the structure gives eligible employees sufficient time to consider whether to tender or withdraw after announcement of the material terms.

Compensatory Purpose of Exchange Offer. The Company has implemented this exchange offer solely for compensatory purposes. The Company initiated the exchange offer because the majority of its outstanding stock options are not achieving their compensatory purpose. The Company believes the exchange offer will permit it to improve the effectiveness of its equity compensation program by increasing the benefits to eligible employees, reducing the overhang of outstanding stock options and recapturing value from compensation costs the Company is already incurring with respect to stock options that have exercise prices lower than the current market value of the Company’s common stock.

The Company’s success depends to a large extent upon the efforts and abilities of its employees, particularly those with expertise in the semiconductor manufacturing and similar industrial manufacturing industries. The loss of employees could have a material adverse effect on its business, financial condition and results of operations. Further, the Company believes that its future success will depend in part on its ability to attract and retain highly skilled technical, financial, managerial and marketing personnel by providing stock options and other equity awards. Stock options and other equity awards constitute an important part of the Company’s incentive and retention programs because competition for these types of employees is intense and many of the Company’s peer companies use stock options and other equity awards as a means of attracting, motivating and retaining employees.

As of August 13, 2009, the 60 day trailing average closing price of the Company’s common stock was $16.39 per share. As such, the eligible options, which have an exercise price in excess of $23.35, are significantly “underwater.” Many of the Company’s employees view their existing options as having little value due to the difference between the exercise prices and the current market price of the Company’s common stock. As a result, these options are ineffective at providing the incentive and retentive values that the Company’s board of directors believes are necessary to motivate the Company’s employees and to increase long-term shareholder value.

The Company believes that the exchange offer will provide renewed incentive and motivation for eligible employees, promoting contribution to the achievement of future stock price growth. By realigning the value of previously granted stock options with the current market value of the Company’s common stock, the Company believes that the RSUs will become an important tool to motivate the eligible employees to continue to create

Securities and Exchange Commission
August 17, 2009

shareholder value. Additionally, the exchange offer is designed to provide renewed retention value due to the extended vesting terms of the RSUs. The RSUs will have a new 12-month vesting period, thus providing an incentive to stay with the Company for eligible employees who all currently hold fully vested eligible options.

Rationale for Structure of Exchange Offer. The exchange offer has been structured as a value-for-value exchange, in which the fair value of the RSUs is approximately equal to the eligible options cancelled as of the expiration time. The Company believes that this structure best achieves its compensatory objectives and is in the best interest of its stockholders. Additionally, at the annual meeting of stockholders held on May 4, 2009, the Company’s stockholders approved the exchange offer structure, which specified a value-for-value exchange, calculated based on the closing price of the Company’s common stock on the day the exchange offer expires, and that the number of RSUs is to be rounded down to the nearest whole.

The Company believes that this approach best achieves its compensatory objectives without adversely affecting its reported earnings. The Company has adopted the provisions of Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (Revised), or SFAS No. 123(R), regarding accounting for share-based payments. Under SFAS No. 123(R), the Company is required to recognize any incremental compensation cost of the RSUs granted in the exchange offer. Incremental compensation cost is measured as the excess, if any, of the fair value of each RSU granted to employees in exchange for surrendered eligible options, measured as of the date the RSUs are granted, over the fair value of the eligible options surrendered in exchange for the RSUs, measured immediately prior to the cancellation of the eligible options, which will occur on the expiration of the exchange offer. Such incremental compensation cost, if any, is recognized ratably over the vesting period of the RSUs. The Company has structured the exchange offer such that the exchange ratios will be calculated to result in the fair value of eligible options surrendered being equal to the fair value of the RSUs replacing them in order to avoid having to recognize any incremental compensation expense for financial reporting purposes as a result of the exchange offer. Also, the Company believes that the value-for-value structure avoids a situation in which eligible employees actually receive a greater benefit, i.e., an award in excess of fair value, than employees who are not eligible, who would continue to hold awards having only fair value.

Disclosure Regarding Material Terms of Offer. In view of its value-for-value exchange structure, the Company recognizes that eligible employees will not know the final number of RSUs that they will receive until the close of the stock market on the date the exchange offer expires. Based upon its analysis of SEC No-Action letters that have addressed comparable pricing structures (discussed below), the Company’s Schedule TO and the Offer to Exchange included disclosure and undertook initiatives that it believes provide its eligible

Securities and Exchange Commission
August 17, 2009

employees with material information regarding the exchange offer, including the expected number of RSUs, based upon hypothetical trading prices that are closely aligned to the Company’s likely range of trading prices on the date the exchange offer expires. Specifically, the Company has done or will do the following:
•	the Offer to Exchange includes a detailed table that shows, for each exercise price of an eligible option, the expected exchange ratio for calculating the number of RSUs based upon an assumed closing price for the Company’s common stock on the date the exchange offer expires, as well as additional closing prices that represent both 10%, 20% and 30% upward and downward departures from such assumed closing price. The table is also accompanied by illustrative examples of how to calculate the number of RSUs to be received based upon the hypothetical exchange ratios;

•	the Company has provided a website calculator to all eligible employees that can be accessed at any time and which permits eligible employees to calculate the number of RSUs they could receive based upon assumed closing prices at $.10 increments; and

•	the Company has designated a Company employee, who is available by telephone and email throughout the pendency of the exchange offer, to respond to any questions that eligible employees may have with respect to the exchange offer.
In addition to the foregoing, the Company has taken or will take the following steps to communicate the final exchange ratios, and number of RSUs, after the close of trading on the date the exchange offer expires:
•	immediately following the determination of the final exchange ratios on August 28, 2009, the Company will provide all eligible employees with such final exchange ratios in a written communication;

•	at 5:30 p.m. on August 28, 2009, the Company will host a conference call for all eligible employees as a further means of disclosing the final exchange ratio and to answer any questions that eligible employees may have;

•	a designated Company employee will be available until 11:59 p.m. to respond to any questions that eligible employees may have with respect to the exchange offer, the final exchange ratios or the number of RSUs that will be granted; and

•	as soon as possible, on August 28, 2009, the Company will file an amendment to the Schedule TO announcing the final exchange ratios.

Securities and Exchange Commission
August 17, 2009

The Company has described prominently in the Offer to Exchange the withdrawal rights of eligible employees, which exist until the expiration time, and the fact that the final exchange ratios will be made available immediately after the close of trading on the date the exchange offer expires. The Company will continue to make such prominent disclosures in any supplemental materials that it furnishes to eligible employees. Moreover, eligible employees have been provided information with regard to the relative value relationship of the eligible options and RSUs and the valuation methodology that will be used to calculate the final exchange ratios. These metrics will not change during the exchange offer period. Due to the small spread between the current trading price of the Company’s common stock and the likely closing price on the day the exchange offer expires, and taking into account the expected volatility trends in the Company’s stock price, the Company does not anticipate that the difference between the hypothetical exchange ratios and the final exchange ratios will be material to a participant’s election decision.

Legal Analysis. The Staff has commented on the Company’s compliance with Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation M-A, which requires that the exchange offer documents specify the material terms of the offer. The Staff has also commented on the Company’s compliance with Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require that the exchange offer be extended for at least ten business days from the date that notice of any increase or decrease in the consideration offered is first published or sent to the holders subject to the exchange offer.

The Company believes that its exchange offer satisfies the Exchange Act’s objective of protecting offerees by ensuring that its eligible employees have information regarding the material terms of the exchange offer throughout the exchange offer period and an opportunity for tenders and withdrawals after the final exchange ratios have been communicated to them. A key feature of the Company’s program is its ongoing disclosure of material information to eligible employees regarding, among other things (i) the structure of the exchange offer, (ii) the methodology for calculating the exchange ratio, which is objective and rational and remains fixed throughout the exchange offer, (iii) hypothetical exchange ratios based upon assumed closing prices which the Company believes will approximate the closing price on the date the exchange offer expires, (iv) the relative value relationship between the eligible options and the RSUs, which does not change and (v) the availability of a tool to calculate hypothetical exchange ratios; and the Company’s plans and ability to rapidly disseminate pricing information to the limited pool of eligible employees, both during the exchange offer and after the determination of the actual exchange ratios, within timeframes that are consistent with, and in some cases better than, comparable timeframes addressed by the Staff in SEC No-Action letters.

Securities and Exchange Commission
August 17, 2009

The SEC has granted relief in several recent exchange offers that, like the Company’s, propose to disclose on the expiration time the final exchange ratio for the consideration to be offered. See e.g., Kraft Foods Inc., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 1, 2008) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the arithmetic average of the daily volume-weighted average price of each stock on each of the last three trading days of the exchange offer); EMC Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 9, 2007) (option and restricted stock award exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the initial public offering price of EMC Corporation’s wholly-owned subsidiary, VMware, Inc.); Halliburton Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Mar. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the daily volume-weighted average trading prices during the final three trading days of the exchange offer); Weyerhaeuser Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Feb. 23, 2007) (stock exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the arithmetic average of the daily volume-weighted average price of each stock on each of the last three trading days of the exchange offer); Washington Service Bureau, Inc., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Sept. 27, 2006) (stock exchange offer whereby the exchange value was determined at the expiration of the exchange offer based on daily volume-weighted average trading prices during the final two business days of the exchange offer).

We believe that the Company’s exchange offer has characteristics that are similar to those discussed in these other offers. An illustrative example is EMC Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (July 9, 2007), in which the Staff granted relief in an option and restricted stock award exchange offer whereby the final exchange ratio was determined at the expiration of the exchange offer based on the initial public offering (“IPO”) price of EMC Corporation’s (“EMC’s”) wholly-owned subsidiary, VMware, Inc. (“VMware”). In granting the relief, the Staff considered the following factors, amongst others:
•	from the commencement of their offers, EMC and VMware would disclose the relative value relationship between the VMware options to be received by EMC security holders for the EMC options tendered;

•	the formula for determining the number and exercise price of VMware options to be received in the exchange for tendered EMC options would be disclosed in the offering materials and would remain fixed throughout the duration of the exchange offer;

•	EMC and VMware were conducting the exchange offer for compensatory purposes;

Securities and Exchange Commission
August 17, 2009

•	EMC and VMware would publish a website, accessible to all eligible participants and maintain a daily indicative exchange ratio based upon an assumed VMware IPO price equal to the mid-point of the estimated price range for the IPO and would provide a toll-free number where EMC security holders could obtain offering price related information; and

•	promptly after the calculation of the exchange ratio, EMC and VMware would issue a press release announcing the exchange ratio, post the exchange ratio on the website and file an amendment to its Schedule TO containing the press release disclosing the exchange ratio.
As is the case in EMC Corp., the Company has disclosed in the Offer to Exchange the relative value relationship between the eligible options and the RSUs, which structure will not change during the pendency of the exchange offer. The Company has also disclosed the formula for determining the number of RSUs to be granted in exchange for the eligible options, which formula shall remain fixed throughout the duration of the exchange offer. The Company is providing eligible employees with tabular disclosure of estimated exchange ratios based upon hypothetical closing prices that are expected to represent a reasonable range of the likely actual closing price on the day the exchange offer expires. The Company is maintaining an exchange offer website whereby eligible employees can review, at any time, the tabular information about assumed exchanged ratios and calculate expected exchange ratios based on assumed closing prices selected by the employee. The Company has designated employees to respond to questions via telephone on the day the exchange offer expires. As described herein, immediately following the calculation of the final exchange ratio, the Company intends to provide written correspondence to each eligible employee with disclosure regarding the final exchange ratios and a reminder and dial-in information for the conference call. Finally, the Company will also file an amendment to its Schedule TO setting forth the final exchange ratios.

The SEC has previously granted relief from the relevant Exchange Act rules for compensatory exchange offers in which pricing was not determined until after the expiration time which, in some cases, was a considerable period of time after expiration. See e.g., Comcast Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Oct. 7, 2004) (option for cash exchange offer whereby the cash payment was based on the average closing price of the relevant classes of Comcast Corporation’s stock during a ten trading day averaging period beginning shortly after the expiration of the exchange offer); Microsoft Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Oct. 15, 2003) (option for cash exchange offer whereby the cash payment was based on the average closing price of Microsoft Corporation’s common stock during a fifteen trading day averaging period beginning shortly after the expiration of the exchange offer).

Securities and Exchange Commission
August 17, 2009

In granting relief to Comcast Corporation (“Comcast”) and Microsoft Corporation (“Microsoft”), the Staff particularly noted (i) the compensatory objectives of each option program and (ii) the amount of information that would be available to employees regarding such program. Specifically, in both Comcast Corp. and Microsoft Corp., eligible participants (a) were able to estimate the total payments they would receive by reference to a table that listed possible payments based upon hypothetical average closing prices and (b) had access to a calculator to calculate payments based upon these hypothetical prices. As discussed above, the Company’s program, like Comcast Corp. and Microsoft Corp., is for compensatory purposes. The Company has provided comparable tabular disclosure and a comparable calculator tool based upon the pricing methodology in the Company’s exchange offer.

In addition, the structure of the Company’s exchange offer involves disclosure that is an improvement over both Comcast and Microsoft’s facts and circumstances. In particular, we note that Comcast and Microsoft participants were not given information about the final terms of the exchange offer until 10 to 15 days after the expiration time. In contrast, the Company proposes to furnish the final exchange ratios on the expiration time and, as described above, will undertake a number of steps to insure participants have an opportunity to consider such information before the expiration time. In short, the Company proposes to provide the same level of information during the exchange offer as Comcast and Microsoft, but will provide information regarding the final exchange ratio before the exchange offer expires, rather than significantly later. Additionally, the Company has the advantage of a having a small number of eligible employees with whom to communicate the final terms.

In Lazard Freres & Co., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (Aug. 11, 1995), the Staff provided interpretive advice to the effect that a pricing mechanism determined based upon average trading prices over a specified period, ending not later than the second full business day prior to the expiration day, was consistent with Rule 14e-1(b) and that a bidder would not be required to extend the exchange offer period for ten business days following the determination of the offer price in such case. In Lazard Freres & Co., (i) the offered securities and the securities subject to the offer were listed on a national securities exchange, (ii) the final offer price would be publicly announced by the offeror by means of press release prior to the opening of trading on the second trading day prior to the date of the expiration of the offer and (iii) the offeror provided in the offering circular a toll-free number for an information agent who would provide callers with daily hypothetical exchange ratios as if the exchange ratio had been determined on that date. In addition, the Lazard Freres & Co. structure also contemplated that the offeror would file an amendment to the offeror’s Schedule TO setting forth the final exchange ratio and including the press release as an exhibit. See also, TXU Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (September 13, 2004) (relief from Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-4(b) of the Exchange Act in a self-tender of TXU Corporation shares for cash based upon a weighted

Securities and Exchange Commission
August 17, 2009

average trading price during a period of ten days ending at the close of trading on a date at least two business days prior to the expiration period); Epicor Software Corp., SEC No-Action Letter, Fed. Sec. L. Rep (CCH) (May 21, 2004) (relief from Rules 13e-4(d)(1), 13e-4(f)(1)(ii) and 14e-4(b) of the Exchange Act in an offer to exchange target shares for Epicor Software Corporation shares based upon a weighted average trading price during a period of ten days ending at the close of trading on a date at least two business days prior to the expiration period).

The facts presented by the Company’s exchange offer are similar to Lazard Freres & Co. in a number of respects. As in Lazard Freres & Co., the value relationship between the exchanged securities is fixed and remains constant during the exchange offer period. The Company will furnish its eligible employees with the final exchange ratios by written communication and conference call and will make designated employees available to answer questions from eligible employees after the exchange ratios are announced and prior to the expiration of the exchange offer. The Company will amend its Schedule TO in order to include the final exchange ratios.

Although Lazard Freres & Co., TXU Corp. and Epicor Software Corp. priced the exchange offer two days before the expiration of the exchange offer, the facts of those offers are distinguishable from the Company’s facts and circumstances in several ways. First, these exchange offers were not undertaken for compensatory purposes. Rather, these offers were made in the context of target company acquisition arrangements or, in the case of TXU Corporation, a self tender, which are more likely to implicate the stock manipulation considerations that underlie the tender offer rules. Instead, the Company’s compensatory purpose is aligned with the purpose underlying the offers considered by the Staff in Comcast Corp., Microsoft Corp., and EMC Corp., where the Staff did not require exchange ratios to be fixed prior to the expiration period. Moreover, we believe that the two-day notice requirement of Lazard Freres & Co. and its progeny is unnecessary in the Company’s situation because the Company has approximately 350 eligible employees and, as such, has the means to rapidly and effectively communicate with offerees in real time after the final exchange ratio is known and before the expiration period ends. We also note that the SEC has granted relief in several SEC No-Action letters relating to target company acquisition exchanges that had similar characteristics to Lazard Freres & Co., but determined such exchange ratios at the end of the expiration period. See e.g., Kraft Foods Inc., Weyerhaeuser Co., Halliburton Co. and Washington Service Bureau, Inc.

Conclusion. In conclusion, after consideration of the structure of Company’s exchange offer and the SEC No-Action letters described above, the Company believes that the disclosure to be disseminated prior to the expiration time, when considered with the steps to be undertaken on the date the exchange ratios are finalized, will provide eligible employees with adequate knowledge about the material terms of the exchange offer and sufficient time

Securities and Exchange Commission
August 17, 2009

to consider whether to tender or withdraw following the announcement of the final exchange ratios for the exchange offer. As such, the Company respectfully submits that eligible employees will have knowledge about the material terms of the exchange offer, such that the requirements of Item 4 of Schedule TO and corresponding Item 1004(a) of Regulation MA have been met. Finally, the structure of the exchange offer allows eligible employees sufficient time to consider whether to tender or withdraw following the announcement of the final exchange ratios and complies with Rules 13e-4(f)(l)(ii) and 14e-l(b).
2.	Please note our previous comment. We note that the offer is scheduled to expire at 11:59 pm on the expiration time. The terms of the offer (i.e., number of RSUs receivable in exchange and whether optionholders will receive any RSUs), will not be known until the close of business on the expiration time. As the filing persons are aware, Rules 13e-4(f)(l)(ii) and 14e-l(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e- 4(f)(l)(ii), then provide us with a legal analysis explaining how your offer complies with Rules 13e-4(f)(l)(ii) and 14e-l(b). Please cite to relevant no-action letters, staff interpretative positions and any other relevant facts unique to the current offer that you believe support your analysis.

We respectfully refer the Staff to the information set forth in response to comment numbered 1 above, which, as noted therein, is intended to address the Staff’s comment numbered 2.
3.	Disclosure on page 3 indicates the company is conducting the offer to incentivize employees who currently hold underwater options with an exercise price of greater than $23.35 and who otherwise meet the eligibility requirements. However, the terms of the offer exclude holders who are otherwise eligible from receiving restricted stock units in exchange for underwater options if, on the date of expiration, the Black Scholes valuation model yields an exchange ratio that would result in less than one RSU being issued to the employee. As such, the offer would appear to potentially differentially and adversely impact optionholders who are similarly situated in that they hold the same class of eligible options. If you are relying on the global exemptive order applicable to stock option exchanges, please supplementally explain the compensatory purpose served by this exclusion and explain how the offer as structured fits within the parameters set forth in the March 21, 2001 Global Exemptive Order. Your analysis should address how the offer’s purposes, as listed on page 18, can be reconciled with the exclusion of certain optionholders. Alternatively, please revise your offer such that it is consistent with the requirements set forth in Exchange Act Rule 13e-4(f)(8) or the parameters set forth in the global exemptive order.

Securities and Exchange Commission
August 17, 2009

In structuring the exchange offer, the Company considered the Division of Corporation Finance’s “No Action, Interpretive and/or Exemptive Letter: Issuer exchange offers Conducted for Compensatory Purposes under the Securities and Exchange Act of 1934” dated March 21, 2001 (the “Exemptive Order”), in which the SEC granted an exemption from Rules 13e-4(f)(8)(i) and (ii) for employee stock option exchange offers that meet four specified conditions listed and determined that the Company satisfied each of the required conditions, as detailed below.
1.	The issuer is eligible to use Form S-8, the options subject to the exchange offer were issued under an employee benefit plan as defined in Rule 405 under the Securities Act of 1933 (the “Securities Act”), and the securities offered in the exchange offer will be issued under such an employee benefit plan.
The Company is eligible to use Form S-8, as it is subject to filing reports pursuant to Section 13 or 15(d) of the Exchange Act, and has filed all reports and other materials required to be filed by such requirements during the preceding 12 months. The Company is not a “shell company” as defined in Rule 405 of the Securities Act. The stock options subject to the Company’s exchange offer were issued under the Company’s Second Restated 1995 Stock Option Plan, which is an “employee benefit plan” as defined in Rule 405 under the Securities Act. The RSUs will all be issued under the 2004 Stock Incentive Plan, as amended, which is an employee benefit plan as defined in Rule 405.
2.	The exchange offer is conducted for compensatory purposes.
As discussed under the subheading “Compensatory Purpose of Exchange Offer” in the response to the Staff’s comment numbered 1 above, the Company is conducting the exchange offer for compensatory purposes.
3.	The issuer discloses in the offer to purchase the essential features and significance of the exchange offer, including risks that option holders should consider in deciding whether to accept the offer.
The Company discloses in the Schedule TO and the Offer to Exchange the essential features and significance of the exchange offer, including the risks that option holders should consider in deciding whether to accept the exchange offer.
4.	Except as exempted in this order, the issuer complies with Rule 13e-4.
Except as otherwise exempted pursuant to the Exemptive Order, the Company believes it has complied with Rule 13e-4 of the Exchange Act. The Company will continue to comply

Securities and Exchange Commission
August 17, 2009

with the requirements of Rule 13e-4 of the Exchange Act through the completion of the exchange offer.

Consistent with the Exemptive Order, the Company structured the exchange offer to be consistent with its compensation policies and practices and is conducting the exchange offer solely for compensatory purposes. As discussed above, the exchange offer is structured as a value-for-value exchange based upon the Black-Scholes option valuation methodology. Additionally, the stockholder approval of the exchange offer specified a value-for-value exchange, calculated based on the closing price of the Company’s common stock on the day the exchange offer expires, and further specified that the number of RSUs is to be rounded down to the nearest whole. The Company believes that granting zero RSUs is not consistent with compensatory purposes because an underwater option, while not providing the incentive and retentive value originally intended, still provides some incentive and retentive value on an individual basis, as compared to not holding an award. Further, because the Company anticipates that it will not exclude many eligible employees, if any, the Company does not believe that the exclusion of certain option holders is inconsistent with the compensatory purposes of the exchange offer as a whole, including those set forth on page 18 of the Offer to Exchange. For example, the Company has specified that one of the compensatory purposes is a reduction in overhang. As noted in the Offer to Exchange, the actual reduction of overhang that will result from the exchange offer could vary significantly and is dependent upon a number of factors, including the actual level of participation in the exchange offer. Thus, even if there were exclusions of a small number of option holders, the exclusions would not materially impact the compensatory purpose of a reduction in overhang. The Company believes that the exclusions, if any, will not have any material impact on any of the compensatory purposes of the exchange offer, in the aggregate, and, as discussed, the exclusion serves to enhance the compensatory purposes on an individual level.
Summary Term Sheet-Questions & Answers, page 1
Who may participate in the offer, page 2
4.	You disclose that employees located outside of the United States, Germany, Japan and the United Kingdom are not eligible to participate. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders, Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the global exemptive order applicable to employee stock option exchanges, please explain in your response letter how the exclusion of employees in certain foreign jurisdictions is related to a compensatory purpose, or revise to include them in the offer.

Consistent with the Exemptive Order, the Company designed the exchange offer to be consistent with its compensation policies and practices and is conducting the exchange offer

Securities and Exchange Commission
August 17, 2009

for compensatory purposes. Thus, the Company respectfully submits that the exclusion of employees in certain foreign jurisdictions is related to a compensatory purpose.

The compensation plans and programs that the Company has adopted for its foreign employees are designed to meet local objectives, which primarily involves competitiveness in each such jurisdiction while maintaining compliance with local regulatory requirements. As a result of differences in competitive compensation and benefit arrangements, tax and regulatory requirements and the costs of administering compensation and benefit plans in the United States, as compared to some of the foreign countries in which the Company operates, the Company’s foreign employees typically have compensation packages with components that differ in form and amount from the compensation packages of the Company’s domestic employees. For example, the Company’s foreign employees are often eligible for programs not generally made available to employees in the United States, including programs providing for housing allowances, auto allowances and more extensive vacation time. Additionally, during cyclical industry downturns, including the overall economic downturn that began in 2008, the Company’s domestic employees have been subject to multiple unpaid shutdown weeks, whereas employees in other jurisdictions are subject to no, or significantly fewer, shutdown weeks. The Company’s foreign employees often have different programs and arrangements for cash compensation, equity awards and health care benefits than do employees in the United States. Accordingly, changes in compensation arrangements for the Company’s domestic employees are not necessarily replicated for foreign employees, and vice versa, and significant differences exist among the various foreign jurisdictions.

Based on its belief that foreign tax and regulatory requirements could limit the cost-effectiveness and value of the exchange offer to the Company and its foreign employees, jurisdictions where less than 50 employees are located have been excluded from the exchange offer. Of those jurisdictions, only four have employees that hold eligible options as follows: Israel (8 employees), Denmark (1 employee), Singapore (1 employee) and Hong Kong (2 employees). Additionally, in the locations where the Company employs few employees, including the four jurisdictions where there are employees that hold eligible options, the Company generally does not compete for talent on the basis of equity compensation. As noted above, while competition for the employees that the Company needs in some jurisdictions is intense in general, and many of the Company’s peer companies provide stock options and other equity awards, such stock options and other equity awards are not significant means of attracting, motivating and retaining employees in the jurisdictions in which the Company employs few employees. Finally, given the small number of eligible options held by employees in these jurisdictions, excluding them from the exchange offer does not have a material effect on the general compensatory purposes. As a result, replacing underwater options with RSUs in these

Securities and Exchange Commission
August 17, 2009

jurisdictions does not provide compensatory benefits comparable to those in jurisdictions in which the Company has a significant employee base.

The Company believes that differentiating between its foreign and domestic employees in the adoption and administration of the Company’s compensation and benefit programs and distinguishing amongst its locations on the basis of the number of employees is within the Company’s discretion and authority. Further, the Company believes that exclusion of foreign employees in jurisdictions where less than 50 employees are located from the exchange offer, in furtherance of its compensation policies and programs, is permissible under the Exemptive Order, which specifically states that “this exemption eliminates the limitations that the all holders and best price rules place on issuers’ ability to structure exchange offers in a manner consistent with their compensation policies and practices.”

In response to the Staff’s comment, the Company has amended the Offer to Exchange in order to clarify that it has excluded employees in jurisdictions where the Company believes that extending the exchange offer would be inconsistent with the compensatory purposes of the exchange offer.
Section 7. Conditions to the Offer, page 23
5.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification whether or not the conditions have been satisfied. In the first bullet point on page 23, a listed condition is that there has not been threatened...any action...seeking to...delay completion of the exchange offer or otherwise relating to the exchange offer...” (emphasis added). Please clarify the condition as it appears to be overly broad. Similarly, please clarify the statement in the last bullet point of conditions on page 25. Would the enactment of “any” rule or regulation, whether or not such enactment materially impacted the company or impacted the offer, result in a trigger of this condition? As drafted, the condition appears to be overly broad. Please revise your disclosure to clarify the circumstances in which this condition would be deemed to apply.

In response to the Staff’s comment, the Company has amended the Offer to Exchange in order to clarify the first bullet on page 23 to eliminate the seemingly overbroad conditions noted by the Staff.
6.	Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to

Securities and Exchange Commission
August 17, 2009

assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

In response to the Staff’s comment, the Company has amended the Offer to Exchange in order to clarify that the Company may not simply fail to assert a triggered exchange offer condition and thus effectively waive it without officially doing so. The Company confirms the understanding that it shall not fail to assert a triggered exchange offer condition and thus effectively waive it without officially doing so.
7.	Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible options how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

The Company acknowledges the Staff’s comment and understands that, in the event of a triggered exchange offer condition, it shall promptly inform holders of eligible options how it intends to proceed, rather than wait until the end of the exchange offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration.
Section 10. Information Concerning MKS: Financial Information, page 30
8.	Please include all the information required by Item 1010(c) of Regulation M-A. For example, revise to include disclosure of the ratio of earnings to fixed charges, update the book value per share to reflect the most recent balance sheet information, and if material, pro forma financial information for the relevant periods required.

In response to the Staff’s comment, the Company has amended the Offer to Exchange in order to provide additional disclosure, including the ratio of fixed earnings to fixed charges, the updated book value per share and to reflect the most recent balance sheet information. The Company respectfully submits that pro forma financial information is not material to the Offer to Exchange as the structure of the exchange offer is specifically designed to avoid any material impact to the Company’s financial statements.
Section 13. Legal Matter: Regulatory Approvals, page 32
9.	Please supplementally advise us of the circumstances in which you would be prohibited by applicable law from granting RSUs. Please also note our prior comment above regarding the applicability of Exchange Act Rule 13e-4(f)(8) to both U.S. and foreign holders.

Securities and Exchange Commission
August 17, 2009

The Company acknowledges the Staff’s comments and supplementally advises the Staff that the circumstances in which it might be prohibited by applicable law from granting RSUs are circumstances that would arise during the exchange offer period. For example, subsequent to the commencement of the exchange offer and prior to its expiration, laws in any of the relevant jurisdictions, including the United States, could be amended to prohibit the granting of RSUs or the holding of certain securities. The Company acknowledges that any such circumstances would need to arise during the pendency of the exchange offer in order to affect the grant of RSUs pursuant to the exchange offer. The Company is not aware of any such potential circumstances and has therefore amended the Offer to Exchange to clarify that it is not currently aware of any circumstances in which it would be prohibited by applicable law from granting RSUs.
Section 15. Extension of the exchange offer: Termination: Amendment page 34
10.	Refer to the language in the second paragraph of this section, You may not terminate or amend an offer by giving only oral notice to option holders. Please revise to clarify.

In response to the Staff’s comment, the Company has amended the Offer to Exchange to clarify that that it may not terminate or amend its exchange offer by giving only oral notice to option holders.
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Securities and Exchange Commission
August 17, 2009

     Please do not hesitate to telephone the undersigned at 617-526- 6675 if you have any questions regarding this response letter, the Amendment or any related matters.

Very truly yours,
/s/ Mark G. Borden

Mark G. Borden, Esq.

cc:	Leo Berlinghieri Kathleen Burke, Esq.